Exhibit 12.1

The Estee Lauder Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Nine-Months Ended	Year-Ended
	March	June 30,
	2016	2015	2014	2013	2012	2011
Fixed Charges
Interest expense(1)(2)	52.1	60.0	59.4	82.2	66.5	69.2
Imputed Interest	61.6	75.8	57.7	48.0	57.6	46.8
Total Fixed Charges	113.7	135.8	117.1	130.2	124.1	116.0

Earnings available for fixed charges:
Earnings before income taxes	1,424.9	1,560.6	1,776.8	1,475.2	1,261.1	1,025.5
Less noncontrolling interests	(4.7)	(4.5)	(5.0)	(4.0)	(3.6)	(3.0)
Add fixed charges	113.7	135.8	117.1	130.2	124.1	116.0

Total earnings available for fixed charges	1,533.9	1,691.9	1,888.9	1,601.4	1,381.6	1,138.5

Ratio of earnings to fixed charges (3)	13.5	12.5	16.1	12.3	11.1	9.8

(1)    Fiscal 2013 interest expense includes pre-tax expense on the extinguishment of debt of $19.1 million.

(2)    Capitalized interest is excluded from Interest Expense as it is considered de minimis and does not materially impact the calculation.

(3)    The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes plus fixed charges less noncontrolling interests by the fixed charges. This ratio includes the earnings and fixed charges of The Estee Lauder Companies Inc. and its consolidated subsidiaries; fixed charges consist of interest and related charges on debt and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor. Regulation S-K also requires to add distributed income of equity investee and share of pre-tax losses of equity investees for which charges arising from guarantees to the earnings. Prior to fiscal year 2016, the Company had insignificant equity investments, and the above earnings were not adjusted for the items mentioned in the previous sentence due to immaterial amounts for those items and they would not have impacted the ratio. For the nine-months ended March 31, 2016, the Company recognized $2.2m in equity method investment income, which is included in Earnings before income taxes.